Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Years ended March 31,
	2018	2017	2016
Earnings
Consolidated income before provision for income taxes	$1,480	$1,190	$1,458
Fixed Charges	900	731	595
Earnings	$2,380	$1,921	$2,053
Fixed Charges
Interest expense	$897	$728	$592
Interest portion of rental expense (1)	3	3	3
Total fixed charges	$900	$731	$595
Ratio of earnings to fixed charges	2.64x	2.63x	3.45x

(1)	One-third of all rental expense is deemed to be interest.